                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              C-ATS SOFTWARE, INC.
                            (Name of Subject Company)

                             MOXIE ACQUISITION CORP.
                                  KIRSTY, INC.
                                    MISYS PLC
                                    (Bidders)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                   124778-10-1
                      (CUSIP Number of Class of Securities)

                                 ROSS K. GRAHAM
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                             EVESHAM, WORCS WR11 5SH
                                     ENGLAND
                               011-44-138-687-1373
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications On Behalf of Bidders)

                                    COPY TO:
                              PAUL H. WILSON, JR., ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

      This Amendment No. 1 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Moxie Acquisition Corp., Kirsty, Inc., and Misys plc ("Parent") on December 18, 1998, with respect to shares of common stock, par value $0.001 per share, of C-ATS Software Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION

      The response to Item 10 is hereby amended by the addition of the following paragraph after the final sentence of Item 10:

      On December 23, the Company and Parent jointly announced that the Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period, effective December 22, with respect to the Merger. A copy of the press release announcing the early termination is filed as Exhibit (a)(10) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

      The response to Item 11 is hereby amended by making the following alteration and by adding the following new exhibit:

      (a)(7)   Form of Summary Advertisement dated December 18, 1998.

      (a)(10) Text of joint Press Release Dated December 23, 1998, issued by Misys plc and the Company.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1998

                                        MOXIE ACQUISITION CORP.,


                                        By  /s/ Ross K. Graham
                                            -----------------------------------
                                            Name:  Ross K. Graham
                                            Title:  Secretary


                                        KIRSTY, INC.,


                                        By  /s/ Ross K. Graham
                                            -----------------------------------
                                            Name:  Ross K. Graham
                                            Title:  Vice President


                                        MISYS PLC,


                                        By  /s/ Ross K. Graham
                                            -----------------------------------
                                            Name:  Ross K. Graham
                                            Title:  Secretary

                                  EXHIBIT INDEX


(a)(10) Text of joint Press Release Dated December 23, 1998, issued by Misys plc and the Company.

                                       4